UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13012602

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8- 44786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Professionals, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16414 San Pedro Ave., Ste. 150
(No. and Street)

San Antonio (City) TX (State) 78232 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay McAnelly (210) 308-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. D. Harrison, CPA
(Name – *if individual, state last, first, middle name*)

P. O. Box 65076 (Address) San Antonio (City) TX (State) 78265-5076 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

OATH OR AFFIRMATION

I, Jay McAnelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Professionals, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MELANIE MAJOR
Notary Public, State of Texas
My Commission Expires
November 02, 2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PROFESSIONALS, INC.
Contents
December 31, 2012

R. D. Harrison, CPA

Certified Public Accountant

Member American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Investment Professionals, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Professionals, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



R. D. Harrison, CPA
San Antonio, Texas

February 25, 2013

INVESTMENT PROFESSIONALS, INC.
Statement of Financial Condition
December 31, 2012 and 2011

ASSETS

	2012	2011
Cash and cash equivalents	$ 4,533,011.	$ 3,599,418.
Investment securities	195,932.	436,009.
Accounts receivable - clearance	1,785,083.	2,279,903.
Accounts receivable - other	822,321.	797,383.
Prepaid expenses and deposits	923,085.	720,112.
Furniture and equipment, net of accumulated depreciation of $2,426,713 in 2012 and $2,128,563 in 2011	767,888.	513,141.
Total assets	$ 9,027,320.	$ 8,345,966.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
Liabilities:		
Accounts payable and accrued expenses	$ 1,513,524.	$ 906,102.
Commissions payable	2,372,196.	1,792,432.
Short positions	4,118.	777,493.
Total Liabilities	3,889,838.	3,476,027.
Liabilities subordinated to claims of general creditors	-	-
Stockholders' equity:		
Common stock, $0.10 par value - Authorized 100,000 shares; issued and outstanding: 11,400 shares	1,140.	1,140.
Paid-in capital	372,871.	372,871.
Retained earnings	4,763,471.	4,495,928.
Total stockholders' equity	5,137,482.	4,869,939.
Total liabilities and stockholders' equity	$ 9,027,320.	$ 8,345,966.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Income
Years Ended December 31, 2012 and 2011

	2012	2011
Revenue:		
Commissions - Securities	$ 20,507,534.	$ 16,170,168.
Commissions - Insurance	19,739,481.	18,575,823.
Advisory Fees	4,016,858.	4,181,419.
Other	5,330,472.	3,584,208.
Total Revenue	49,594,345.	42,511,618.
Clearing Charges and Commission Expense	32,593,541.	26,730,290.
Net Revenue	17,000,804.	15,781,328.
Expenses:		
Compensation and Benefits	6,631,160.	6,451,459.
Other	5,677,101.	4,912,687.
Total Expenses	12,308,261.	11,364,146.
Net Income	$ 4,692,543.	$ 4,417,182.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Changes in Stockholders' Equity
Years Ended December 31, 2012 and 2011

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2011	$ 1,140.	$ 372,871.	$ 4,777,346.	$ 5,151,357.
Net Income	-	-	4,417,182.	4,417,182.
Dividend	-	-	(4,698,600)	(4,698,600)
Balance December 31, 2011	1,140.	372,871.	4,495,928.	4,869,939.
Net Income	-	-	4,692,543.	4,692,543.
Dividend	-	-	(4,425,000)	(4,425,000)
Balance December 31, 2012	$ 1,140.	$ 372,871.	$ 4,763,471.	$ 5,137,482.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
Years Ended December 31, 2012 and 2011

Subordinated liabilities, January 1, 2011	$ -
Subordinated liabilities, December 31, 2011	$ -
Subordinated liabilities, December 31, 2012	$ -

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
OPERATING ACTIVITIES:		
Net income	$ 4,692,543.	$ 4,417,182.
Adjustments to reconcile net income to net cash used by operating activities -		
Depreciation	298,150.	257,081.
(Increase) Decrease in receivables	469,882.	(966,394)
(Increase) Decrease in prepaids	(202,973)	221,255.
Increase (Decrease) in payables	1,187,186.	349,375.
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,444,788.	4,278,499.
INVESTING ACTIVITIES:		
(Purchase)/Sale of investment securities - net	(533,298)	377,475.
Purchase of furniture and equipment	(552,897)	(105,800)
NET CASH PROVIDED/(USED) BY INVESTING ACTIVITIES	(1,086,195)	271,675.
FINANCING ACTIVITIES:		
Dividend	(4,425,000)	(4,698,600)
NET CASH (USED) BY FINANCING ACTIVITIES	(4,425,000)	(4,698,600)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	933,593.	(148,426)
Cash and cash equivalents at beginning of year	3,599,418.	3,747,844.
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,533,011.	$ 3,599,418.
Interest cost paid in cash	$ -	$ -
Federal income taxes paid in cash	$ -	$ -

See notes to financial statements.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Investment Professionals, Inc. (a wholly-owned subsidiary of Investment Holdings Corporation) is a Texas corporation formed in 1992, for the purpose of conducting business as a broker/dealer in securities. The Company serves primarily individual and institutional customers in Alabama, Arkansas, Colorado, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Massachusetts, Michigan, Mississippi, Missouri, New Mexico, New Jersey, New York, North Carolina, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Utah, West Virginia and Wisconsin.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Securities Transactions and Trade Date Basis Securities Purchases: Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker for transactions executed but not yet settled relating to securities purchased by the Company and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash Equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. The Company invests its excess cash in money market funds.

Investment Securities: Investment securities are classified as "available for sale" and carried in the financial statements at fair value. Realized and unrealized gains and losses, determined using the specific identification method, are included in earnings.

Fair Value of Financial Assets and Liabilities: Fair value for the Company's Financial Assets and Liabilities is determined using the methodology and hierarchy established by Generally Accepted Accounting Principles. The hierarchy established by GAAP

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

prioritizes the inputs for valuation. The three levels of input are:

- Level 1 – Unadjusted quoted price in active markets for identical assets and liabilities.
- Level 2 – Observable inputs other than quoted prices that can be applied either directly or indirectly. These inputs may include quoted prices for similar assets, interest rates, prepayment speeds, credit risk, yield curves, default risk and similar data.
- Level 3 – Unobservable inputs, to the extent observable inputs are not available, representing Management's assumptions about assumptions a market participant would use in valuing the asset or liability and would be based upon the best information available.

All of the Company's investment securities and short-positions are valued using the Level 1 input or the Level II input. Level II prices are obtained from independent, third-party valuation/pricing services.

Furniture and Equipment: Furniture and equipment is stated at cost or fair market value at the date of contribution, net of accumulated depreciation. Depreciation is computed by the straight-line method over five years.

Income Taxes: The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company net income.

Date of Management Review: Subsequent events have been evaluated through February 25, 2013, which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012 the Company had net capital and net capital requirements of $1,816,723 and $250,000, respectively. The Company's net capital ratio was 2.1389 to 1. At December 31, 2011 the Company had net capital and net capital requirements of $2,157,916 and $250,000, respectively. The Company's net capital ratio was 1.2505 to 1.

INVESTMENT PROFESSIONALS, INC.
Notes to Financial Statements
December 31, 2012 and 2011

NOTE C – INVESTMENT SECURITIES AND SHORT POSITIONS

At December 31, 2012 and 2011, the Company held the following investment securities and short positions:

Description:	Cost	Fair Value		
		Level I	Level II	Total
December 31, 2012				
Investment Securities:				
Stocks & Mutual Funds	$ 117,090	$ 117,192	$ -	$ 117,192
Government Securities	3,605	-	4,118	4,118
Municipal Bonds	72,658	-	74,615	74,615
Foreign Currency	7	7	-	7.
	$ 193,360	$ 117,199	$ 78,733	$ 195,932
Short Positions:				
Stocks & Mutual Funds	$ 1,455	$ 1,457	$ -	$ 1,457
Foreign Currency	1,562	2,661	-	2,601
	$ 3,017	$ 4,118	$ -	$ 4,118
December 31, 2011				
Investment Securities:				
Stocks & Mutual Funds	$ 34,061	$ 37,724	$ -	$ 37,724
Government Securities	4,073	-	4,479	4,479
Corporate Bonds	83,688	-	81,178	81,178
Municipal Bonds	117,174	-	118,062	118,062
Certificates of Deposit	179,834	-	187,936	187,936
Foreign Currency	6,812	6,630	-	6,630
	$ 425,642	$ 44,354	$ 391,655	$ 436,009
Short Positions:				
Municipal Bonds	$ 25,000	$ -	$ 25,063	$ 25,063
Certificates of Deposit	735,000	-	750,000	750,000
Foreign Currency	1,562	2,430	-	2,430
	$ 761,562	$ 2,430	$ 775,063	$ 777,493

NOTE D – COMMITMENTS AND CONTINGENCIES

The Company leases its office space under operating lease agreements expiring July 31, 2017. Rent expense for the years ended December 31, 2012 and 2011 was $559,825 and $608,058, respectively, and is included in general and administrative expenses in the accompanying statement of income.

NOTE D – COMMITMENTS AND CONTINGENCIES, continued

At December 31, 2012, the aggregate minimum rental commitments under these operating leases were as follows:

2013	$ 360,000
2014	370,000
2015	380,000
2016	390,000
2017	230,000

In the normal course of business, the Company can be named as a defendant in legal actions, including arbitration, and other litigation. The Company can also be subjected to investigations and proceedings by federal and state agencies and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. The Company believes that it has adequately provided for any potential liability which may result from any such activities.

NOTE E – OFF-BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

As discussed in Note A, the Company invests its excess cash in money market funds with its clearing broker/dealer. These investments are insured by the Securities Investors Protection Corporation and by private insurance obtained by the clearing broker/dealer. Any amount not covered by such insurance is at risk due to this concentration of credit risk.

NOTE F – RELATED PARTY TRANSACTIONS

The Company shares its offices and certain of its employees with SB Value Partners, L.P. (SBV: an investment advisor). SBV is owned by the shareholders of the Company. The Company is reimbursed for certain salary and administrative and travel costs by SBV. In addition, one of SBV's investment funds reimbursed the Company for certain salary and trading and clearing costs. The total reimbursed by SBV for salary costs was $1,221,438 and $503,524 respectively, and for administrative and travel costs was $366,870 and $329,381 respectively, for the years ended December 31, 2012 and 2011. The total reimbursed by SBV's investment fund for salary was $1,183,293 and $377,239 respectively, and for trading and clearing costs was $1,199,235 and $483,234 respectively for the years ended December 31, 2012 and 2011.

NOTE F – RELATED PARTY TRANSACTIONS, continued

During the year ended December 31, 2011, the Company's parent company Investment Holdings Corporation, Inc. (IHC) received five million dollars as consideration and inducement to agree to allow its subsidiary to renew and extend its clearing agreement with Pershing LLC. If the Company terminates the clearing agreement during the first three years, the five million dollars must be repaid to Pershing LLC with rateably-reduced payments for the remaining five years. In consideration for the assignment of the right to receive these proceeds, IHC has assumed the obligation to pay the termination fee, if any. The Company, nor its parent company IHC, have no present intention to terminate the clearing agreement.

R. D. Harrison, CPA
Certified Public Accountant
Member American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

I have audited the financial statements of Investment Professionals, Inc. as of and for the years ended December 31, 2012 and 2011, and have issued my report thereon dated February 25, 2013, which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.



R. D. Harrison, CPA
San Antonio, Texas

February 25, 2013

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

INVESTMENT PROFESSIONALS, INC.
Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 – Schedule I
December 31, 2012 and 2011

	2012	2011
Aggregate indebtedness:		
Trade payable and accrued expenses	$ 3,885,720.	$ 2,698,534.
Total aggregate indebtedness	$ 3,885,720.	$ 2,698,534.
Minimum required net capital	$ 250,000.	$ 250,000.
Net capital:		
Stockholders' equity	$ 5,137,482.	$ 4,869,939.
Deductions -		
Accounts receivable - other	1,567,388.	1,424,936.
Prepaid expenses and deposits	923,085.	720,112.
Furniture and equipment – net	767,888.	513,141.
Haircuts on securities owned	62,398.	53,834.
Net capital	1,816,723.	2,157,916.
Minimum required net capital	250,000.	250,000.
Capital in excess of minimum requirement	$ 1,566,723.	$ 1,907,916.
Ratio of aggregate indebtedness to net capital	2.1389 to 1	1.2505 to 1

INVESTMENT PROFESSIONALS, INC.
Reconciliation of the Computation of Aggregate Indebtedness
and Net Capital with that of the Registrant as
Filed in Part IIA of Form X-17A-5 – Schedule II
December 31, 2012 and 2011

	2012	2011
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2012 and 2011	$ 3,885,720.	$ 2,698,534.
Aggregate indebtedness as computed on Schedule I	$ 3,885,720.	$ 2,698,534.
Net capital:		
Net capital a reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2012 and 2011	$ 1,816,723.	$ 2,157,916.
Net capital as computed on Schedule I	$ 1,816,723.	$ 2,157,916.

R. D. Harrison, CPA

Certified Public Accountant

Member American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

In planning and performing my audit of the financial statements of Investment Professionals, Inc. (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-3.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis..

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



R. D. Harrison, CPA
San Antonio, Texas

February 25, 2013

R. D. Harrison, CPA
Certified Public Accountant
Member American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Investment Professionals, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Investment Professionals Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Investment Professionals, Inc.'s management is responsible for the Investment Professionals, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



R. D. Harrison, CPA
San Antonio, Texas

February 25, 2013

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044786 FINRA DEC
INVESTMENT PROFESSIONALS INC 18*18
16414 SAN PEDRO AVE STE 150
SAN ANTONIO TX 78232-2224

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Christine Walters (210)483-5098

2. A. General Assessment (item 2e from page 2) $ 62,934.28

B. Less payment made with SIPC-6 filed (exclude interest) (28,659.51)
7/30/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 34,274.77

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 34,274.77

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 34,274.77

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Professionals, Inc.
(Name of Corporation, Partnership or other organization)

Christine M Walters, Controller
(Authorized Signature)

Controller
(Title)

Dated the 25 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 49,594,345
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	23,770,513
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	618,984
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	31,138
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	24,420,635
2d. SIPC Net Operating Revenues	$ 25,173,710
2e. General Assessment @ .0025	$ 62,934.28
	(to page 1, line 2.A.)